September 13, 2022
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Ethan Horowitz
    Ms. Anuja A. Majmudar
Re:    CVR Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 23, 2022
File No. 001-33492

Ladies and Gentlemen:
On behalf of CVR Energy, Inc. (the “Company”) and as a follow-up to the discussion on September 13, 2022 with Ms. Anuja A. Majmudar of the staff (the “Staff”) of the United States Securities and Exchange Commission regarding the letter from the Staff to the Company, dated September 2, 2022, and with respect to the above-referenced filing of the Company, I hereby confirm that the Company will respond to the Staff’s comments set forth in such letter on or before September 30, 2022.

Sincerely,
CVR Energy, Inc.
/s/ Melissa M. Buhrig
Melissa M. Buhrig
Executive Vice President, General Counsel and Secretary

cc: Mr. David L. Lamp
Mr. Dane J. Neumann